EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of Anworth Mortgage Asset Corporation:

Subsidiary	Jurisdiction of Incorporation

Belvedere Trust Mortgage Corporation	Maryland

BT Management Company, L.L.C.	Delaware

BT Management Holding Corporation	Delaware

Belvedere Trust Finance Corporation	Delaware

BT Residential Funding Corporation	Delaware

Belvedere Trust Secured Assets Corporation	Delaware